FOR IMMEDIATE RELEASE

CONTACT:
Tel: 604-685-5200
Email: info@Lbix.com

LEADING BRANDS, INC.
Q2 RESULTS

Vancouver, Canada, October 10, 2007- Leading Brands, Inc. (Nasdaq: LBIX), North America’s only fully integrated healthy beverage company, announces results for its second quarter ended August 31, 2007. All financial amounts are denominated in US dollars.

Net loss for the quarter was $1,459,000 or $0.08 per share, versus net income of $320,000 or $0.02 per share in Q2 of last year. Gross sales for the quarter were $8,335,000, versus $15,740,000 in Q2 of the prior year. The year to date net loss was $1,644,000 or $0.10 per share versus net income of $585,000 or $0.04 in the first half of last year. Gross sales for the fiscal year so far were $18,893,000, compared to $28,975,000 in the first half of last year. The decrease in gross sales was directly attributable to the discontinuance of three specific business lines during the latter part of fiscal 2006 and the first quarter of 2007. Sales of the Company’s proprietary branded beverages grew 55% year over year.

Leading Brands Chairman and CEO Ralph McRae said: “This was the first full quarter focused on distributing our own brands. Gross sales generated from discontinued business lines, namely: (a) third party distribution; (b) our Vancouver plant and (c) Hansen® products aggregated approximately $8,000,000 in Q2 of last year, or more than ½ of total quarterly gross sales. Exiting those areas was the primary cause of the quarter over quarter decrease in gross revenues. In addition, co-pack revenues in our Edmonton plant were off due to downtime associated with the installation of several key pieces of equipment transferred from Vancouver and the addition of a new PET labeling capability for a large customer. The difference was made up by our continuing strong proprietary branded revenue growth. As I mentioned during our last conference call, it will take us several months to replace the lost revenue with that from our proprietary brands.”

Mr. McRae concluded: “There is much that we are doing to accelerate our branded sales growth. Most new opportunities with retailers and distributors occur in the Fall and Spring months and we are aggressively pursuing new listings, particularly in the United States. We were caught a little flat-footed with the loss of Monster® going into the Summer, but significant recent chain store listings for STOKED® energy drink in Canada are dramatically increasing the presence and pull of that brand. Infinite Health™ Water is also showing very strong growth. We didn’t do a great job with the initial listing of TrueBlue® with Kroger® stores. Our execution at store level was poor and, as a result, in mid-September we changed the broker responsible for Kroger® to the largest broker in America. For those of you who shop at Kroger® you will start seeing a much better presence and pull through there which should also help us continue to increase our listing base and sku counts with all of our chain customers. TrueBlue® 16 oz will soon appear nation-wide at 7-Eleven® stores providing an entirely new customer with exposure to that brand.”

In conjunction with this release, you are invited to listen to the Company’s conference call, which will be held on Wednesday, October 10, 2007, at 8:00 am, Pacific Time, (11:00 am Eastern Time), with Ralph McRae, Chairman and CEO of Leading Brands, Inc.

TO PARTICIPATE IN THE CONFERENCE CALL PLEASE DIAL-IN:

1-416-850-9144

If you are unable to participate during the live conference call, the call will be archived for 30 days. To hear a replay of the call, please visit the Company’s website at www.LBIX.com or dial 1-416-915-1035 and reference the passcode 457406.

Leading Brands will continue to provide operational updates in its monthly newsletter on the first of most months, posted at www.LBIX.com.

About Leading Brands, Inc.
Leading Brands, Inc. (NASDAQ:LBIX) is North America’s only fully integrated healthy beverage company. Leading Brands creates, designs, bottles, distributes and markets its own proprietary premium beverage brands such as TrueBlue® Blueberry Juice, LiteBlue® Blueberry Juice, TREK® Natural Sports Drinks, NITRO® Energy Drinks, STOKED® Energy Drinks, Infinite Health™ Water and Caesar’s® Cocktails via its unique Integrated Distribution System (IDS) ™ which involves the Company finding the best and most cost-effective route to market. The Company strives to use the best natural ingredients hence its mantra: Better Ingredients – Better Brands.

Safe Harbor.
Certain information contained in this press release includes forward-looking statements. Words such as “believe”, “expect,” “will,” or comparable terms, are intended to identify forward-looking statements concerning the Company’s expectations, beliefs, intentions, plans, objectives, future events or performance and other developments. All forward-looking statements included in this press release are based on information available to the Company on the date hereof. Such statements speak only as of the date hereof. Important factors that could cause actual results to differ materially from the Company’s estimations and projections are disclosed in the Company’s securities filings and include, but are not limited to, the following: general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other risk factors described from time to time in securities reports filed by Leading Brands, Inc.

We Build Brands™
©2007 Leading Brands, Inc.

This news release is available at www.LBIX.com

LEADING BRANDS, INC.
CONSOLIDATED STATEMENT OF INCOME
(LOSS) AND DEFICIT
(UNAUDITED)
(EXPRESSED IN UNITED STATES DOLLARS)

	Three months	Three months	Six months	Six months
	ending	ending	ending	ending
	August 31,	August 31,	August 31,	August 31,
	2007	2006	2007	2006

Gross Sales	$8,334,794	$15,740,271	$18,892,603	$28,974,579
Less: Discounts, rebates and slotting fees	(1,107,289)	(1,216,479)	(2,127,386)	(2,343,890)
Net Sales	7,227,505	14,523,792	16,765,217	26,630,689

Cost of sales	5,696,770	10,089,042	12,876,146	18,621,527
Selling, general & administration expenses	3,063,817	3,445,297	6,407,480	6,221,616
Amortization of property, plant and equipment	161,498	210,048	316,168	414,549
Amortization of deferred costs and other	2,997	20,194	5,798	41,509
Interest on long-term debt	90,892	73,886	170,580	148,249
Interest on current debt	54,742	56,198	110,337	107,602
Loss on sale of assets	47,297	-	48,554	-
Gain on contract settlement	-	-	(1,226,506)	-
	9,118,013	13,894,665	18,708,557	25,555,052

Net income (loss) before taxes	(1,890,508)	629,127	(1,943,340)	1,075,637

Income tax (recovery) expense	(431,916)	309,214	(299,667)	490,881

Net income (loss)	(1,458,592)	319,913	(1,643,673)	584,756

Deficit, beginning of period	(22,749,951)	(18,745,343)	(22,564,870)	(19,010,186)

Deficit, end of period	$(24,208,543)	$(18,425,430)	$(24,208,543)	$(18,425,430)

EARNINGS (LOSS) PER SHARE
Basic	$(0.08)	$0.02	$(0.10)	$0.04
Diluted	$(0.08)	$0.02	$(0.10)	$0.04

Weighted average number of shares
outstanding - basic	17,357,458	15,467,590	16,889,350	15,290,956
Weighted average number of shares
outstanding - diluted	17,357,458	16,616,784	16,889,350	16,577,260